Goodwin Procter LLP 601 Marshall Street Redwood City, CA 94063	T: 650-752-3152 F: 650-471-6021 goodwinprocter.com

April 12, 2023

VIA EDGAR

Ms. Isabel Rivera Ms. Dorrie Yale Office of Real Estate & Construction Division of Corporation Finance U.S. Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549

Re:	Chain Bridge I Preliminary Proxy Statement on Schedule 14A Filed April 6, 2023 File No. 001-41047

Ladies and Gentlemen:

This letter is being submitted on behalf Chain Bridge I (the “Company”) in response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s preliminary proxy statement on Schedule 14A filed on April 6, 2023 (the “Preliminary Proxy Statement”), as set forth in your letter dated April 12, 2023 (the “Comment Letter”).

The text of the Comment Letter has been reproduced herein with a response below the numbered comment. Defined terms used herein but not otherwise defined shall have the meaning set forth in the Preliminary Proxy Statement, unless otherwise specified.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

Division of Corporation Finance

April 12, 2023

Preliminary Proxy Statement on Schedule 14A filed April 6, 2023

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

RESPONSE: We respectfully advise the Staff that the Company’s sponsor is not, is not controlled by, and does not have substantial ties with, a non-U.S. person.

* * *

Division of Corporation Finance

April 12, 2023

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact Daniel J. Espinoza, Esq., at (650) 752-3152 or DEspinoza@goodwinlaw.com.

Sincerely,

/s/ Dan Espinoza
Goodwin Procter LLP

cc:	Michael Rolnick, Chain Bridge I